May 5, 2026

VIA EDGAR

Attn: Donald E. Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for Wellgistics Health, Inc. Registration Statement on Form S-3 (File No. 333-295078)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Wellgistics Health, Inc. (the “Company”) respectfully requests that the effective date for the above captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on May 7, 2026, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Rajiv Radia at (804) 807-7376.

Very truly yours,

By:	/s/ Prashant Patel
Prashant Patel, President

cc:	Rajiv Radia, Whiteford, Taylor & Preston, LLP